Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FVNB Corp.

Commission File No. 1-35388

Prosperity Bancshares, Inc.® Reports Strong Second Quarter 2013 Earnings

- Second quarter 2013 earnings per share (diluted) increased 14.1% to $0.89 compared with the second quarter 2012

- Net income increased $16.872 million or 45.6% compared with the second quarter 2012

- Acquisition of Coppermark Bancshares completed on April 1, 2013

- Announced the pending acquisition of FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank headquartered in Victoria, Texas

- Nonperforming assets remain low at 0.11% of second quarter average earning assets

- Deposits increased $4.114 billion or 49.0% compared with the second quarter 2012

- Loans increased $2.222 billion or 56.3% compared with the second quarter 2012

- Organic loan growth of 3.7% (14.6% annualized) on a linked quarter basis

HOUSTON, July 24, 2013 /PRNewswire/ -- Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank®, reported net income for the quarter ended June 30, 2013, of $53.844 million or $0.89 per diluted common share, an increase in net income of $16.872 million or 45.6%, compared with $36.972 million and an increase in diluted earnings per share of 14.1% compared with $0.78 per diluted common share for the same period in 2012.

"Again I am delighted to be able to announce record earnings of $53.844 million for the second quarter of 2013, as well as record earnings per diluted share of $0.89, representing a 14.1% increase over the same period last year. As you can see, our bank has experienced significant growth. In fact, our assets increased $5.533 billion, or 51.5%, when compared with the same quarter last year," said David Zalman, Prosperity's Chairman and Chief Executive Officer.

"During the past quarter, we completed our merger with Coppermark Bancshares, Inc. based in Oklahoma. The operational integration went very well and we believe the entire Coppermark team is ahead of schedule. We have thoroughly enjoyed working with the former Coppermark, now Prosperity, associates and customers in Oklahoma. You could not ask for a more professional group to work and grow with," said Zalman.

"On July 1, 2013, Prosperity announced the signing of a definitive merger agreement with FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank headquartered in Victoria, Texas. I could not be more excited about joining forces with all of the professionals of First Victoria National Bank. We have always had a great deal of respect for the bank and all of the people that have contributed to its success Both of our banks do business in many of the same communities and we have knowledge of the specific needs of those communities in terms of financial products as well as community support. We believe this combination will further strengthen our already strong management and operations teams in South Texas and increase our ability to effectively compete and serve our customers," continued Zalman.

"We are also very pleased with our organic loan growth of 3.7% (14.6% annualized) on a linked quarter basis. It appears that customers are starting to invest more in their businesses by taking out more loans and using their deposits on hand to grow their business. The future for Oklahoma and Texas looks very bright with increasing populations and business moving to our states primarily because of structures that favor business and growth," added Zalman.

"Again we owe all of our success to our team of associates and board members who have helped grow the company in the right direction with all of their hard work, insight and dedication and for that I say thank you! We would also like to thank all of our customers for their business and loyalty to the bank," concluded Zalman.

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended June 30, 2013

For the three months ended June 30, 2013, net income was $53.844 million compared with $36.972 million for the same period in 2012. Net income per diluted common share was $0.89 for the three months ended June 30, 2013 compared with $0.78 for the same period in 2012. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended June 30, 2013 were 1.33%, 9.27% and 22.32%, respectively. Prosperity's efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and securities and taxes) was 42.51% for the three months ended June 30, 2013.

Net interest income before provision for credit losses for the quarter ended June 30, 2013, increased 41.9% to $118.742 million compared with $83.666 million during the same period in 2012. The increase is primarily due to a 47.5% increase in average interest-earning assets for the same period. Linked quarter net interest income before provision for credit losses increased 9.9% or $10.660 million to $118.742 million compared with $108.082 million during the three months ended March 31, 2013. The net interest margin on a tax equivalent basis decreased to 3.43% for the three months ended June 30, 2013, compared with 3.55% for the same period in 2012 and increased from 3.42% for the three months ended March 31, 2013.

Noninterest income increased $11.618 million or 85.1% to $25.274 million for the three months ended June 30, 2013, compared with $13.656 million for the same period in 2012. The increase was primarily due to increases in NSF fees, ATM and debit card income and service charges, as a result of a larger customer base, and trust and mortgage income as a result of the acquisition of American State Financial Corporation ("ASB") on July 1, 2012. Through ASB, Prosperity acquired additional services and products including trust, credit cards and mortgage lending operations. On a linked quarter basis, noninterest income increased 7.8% or $1.833 million.

Noninterest expense increased $20.512 million or 50.3% to $61.300 million for the three months ended June 30, 2013, compared with $40.788 million for the same period in 2012. The increase is primarily due to additional noninterest expenses associated with the acquisition of ASB on July 1, 2012 and Coppermark Bancshares, Inc. ("Coppermark Bank") on April 1, 2013. On a linked quarter basis, noninterest expense increased 9.9% or $5.533 million primarily due to an increase in salaries and benefits as a result of the acquisition of Coppermark Bank. Additionally, total noninterest expense for the three months ended June 30, 2013 included one-time pre-tax merger expenses of $610,000 primarily related to the Coppermark Bank acquisition.

Average loans increased 56.2% or $2.200 billion to $6.115 billion for the quarter ended June 30, 2013, compared with $3.914 billion for the same period in 2012. On a linked quarter basis, average loans increased 16.2% or $850.814 million from $5.264 billion at March 31, 2013. Average deposits increased 50.3% to $12.681 billion for the quarter ended June 30, 2013, compared with $8.436 billion for the same period of 2012. On a linked quarter basis, average deposits increased 7.8% or $921.297 million from $11.760 billion at March 31, 2013.

Loans at June 30, 2013 were $6.172 billion, an increase of $2.222 billion or 56.3%, compared with $3.950 billion at June 30, 2012. On a linked quarter basis, loans increased $909.459 million or 17.3% from $5.263 billion at March 31, 2013. Deposits at June 30, 2013 were $12.509 billion, an increase of $4.114 billion or 49.0% compared with $8.395 billion at June 30, 2012. On a linked quarter basis, deposits increased $795.183 million or 6.8% from $11.713 billion at March 31, 2013.

Results of operations for the six months ended June 30, 2013

For the six months ended June 30, 2013, net income was $103.149 million compared with $73.459 million for the same period in 2012. Net income per diluted common share was $1.76 for the six months ended June 30, 2013 compared with $1.55 for the same period in 2012. Returns on average assets, average common equity and average tangible common equity, each on an annualized basis, for the six months ended June 30, 2013 were 1.33%, 9.25%, and 22.31%, respectively. Prosperity's efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and securities and taxes) was 42.46% for the six months ended June 30, 2013.

Net interest income before provision for credit losses for the six months ended June 30, 2013 increased $61.312 million or 37.0% to $226.824 million compared with $165.512 million during the same period in 2012. The increase was attributable primarily to a 45.2% increase in average earning assets over the same period.

Noninterest income increased $21.114 million or 76.5% to $48.715 million for the six months ended June 30, 2013 compared with $27.601 million for the same period in 2012. The increase was primarily due to the additional services and products acquired through the acquisition of ASB on July 1, 2012.

Noninterest expense increased $35.820 million or 44.1% to $117.067 million for the six months ended June 30, 2013 compared with $81.247 million for the same period in 2012. This increase was primarily attributable to the increase in salaries and benefits as a result of the completion of five acquisitions over the past year. Additionally, total noninterest expense for the six months ended June 30, 2013 included one-time pre-tax merger expenses of $862,000.

Average loans increased 47.2% or $1.825 billion to $5.692 billion for the six months ended June 30, 2013, compared with $3.867 billion for the same period in 2012. Average deposits increased 45.0% to $12.223 billion for the six months ended June 30, 2013, compared with $8.432 billion for the same period in 2012.

The table below provides detail on loans acquired and deposits assumed in the The Bank Arlington, ASB, Community National Bank ("Community National"), East Texas Financial Services and Coppermark Bank transactions completed on April 1, 2012, July 1, 2012, October 1, 2012, January 1, 2013 and April 1, 2013, respectively:

Balance Sheet Data (at period end)
(In thousands)
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loans acquired (including new production since respective acquisition dates):
The Bank Arlington	$ 22,826	$ 22,919	$ 23,308	$ 21,806	$ 22,542
ASB	967,732	974,223	1,068,077	1,131,005	-
Community National	61,722	61,966	63,940	-	-
East Texas Financial Services	111,626	117,863	-	-	-
Coppermark Bank	772,965	-	-	-	-
All other	4,235,612	4,086,053	4,024,615	3,926,292	3,927,790
Total loans	$ 6,172,483	$ 5,263,024	$ 5,179,940	$ 5,079,103	$ 3,950,332

Deposits assumed (including new deposits since respective acquisition dates):
The Bank Arlington	$ 29,772	$ 28,220	$ 29,842	$ 33,609	$ 33,505
ASB	2,367,198	2,461,485	2,510,855	2,518,178	-
Community National	156,210	156,274	160,404	-	-
East Texas Financial Services	88,289	98,359	-	-	-
Coppermark Bank	1,087,137	-	-	-	-
All other	8,780,044	8,969,129	8,940,743	8,402,810	8,361,077
Total deposits	$ 12,508,650	$ 11,713,467	$ 11,641,844	$ 10,954,597	$ 8,394,582

As reflected in the table above, loan and deposit growth was impacted by the acquisitions of The Bank Arlington, ASB, Community National, East Texas Financial Services and Coppermark Bank. Excluding loans acquired in these acquisitions and new production at the acquired banking centers since the respective acquisition dates, loans at June 30, 2013 grew 7.8% compared with June 30, 2012 and 3.7% (14.6% annualized) on a linked quarter basis. Excluding deposits assumed in these acquisitions and new deposits generated at the acquired banking centers since the respective acquisition dates, deposits at June 30, 2013 grew 5.0% compared with June 30, 2012 and decreased 2.1% on a linked quarter basis.

At June 30, 2013, Prosperity had $16.271 billion in total assets, $6.172 billion in loans and $12.509 billion in deposits. Assets, loans and deposits at June 30, 2013 increased by 51.5%, 56.3% and 49.0%, respectively, compared with their respective levels at June 30, 2012.

Asset Quality

Nonperforming assets totaled $14.864 million or 0.11% of quarterly average earning assets at June 30, 2013, compared with $11.873 million or 0.12% of quarterly average earning assets at June 30, 2012, and $18.133 million or 0.14% of quarterly average earnings assets at March 31, 2013. The allowance for credit losses was 0.91% of total loans at June 30, 2013, 1.28% of total loans at June 30, 2012 and 1.05% of total loans at March 31, 2013. Excluding loans acquired that are accounted for under ASC Topics 310-20 and 310-30, the allowance for credit losses was 1.18% and 1.25% of remaining loans as of June 30, 2013 and March 31, 2013, respectively. Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

The provision for credit losses was $2.550 million for the three months ended June 30, 2013 compared to $2.800 million for the three months ended March 31, 2013 and $600,000 for the three months ended June 30, 2012. Net charge offs were $1.423 million for the three months ended June 30, 2013 compared to $315,000 for the three months ended March 31, 2013 and $1.860 million for the three months ended June 30, 2012.

Conference Call

Prosperity's management team will host a conference call on Wednesday, July 24, 2013 at 10:30 a.m. Eastern Standard Time (9:30 a.m. Central Standard Time) to discuss Prosperity's second quarter 2013 earnings. Individuals and investment professionals may participate in the call by dialing 866-952-7532, the reference code is PBUS.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity's website at http://www.prosperitybankusa.com. The webcast may be accessed directly from Prosperity's home page by clicking the "About Us" tab and then the "Presentations & Calls" link.

Pending Acquisition of FVNB Corp.

On July 1, 2013, Prosperity announced the signing of a definitive merger agreement with FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank (collectively referred to as "FVNB") headquartered in Victoria, Texas. First Victoria National Bank operates thirty-four (34) banking offices; seven (7) in the South Texas area including Corpus Christi; six (6) in the Bryan/College Station area; five (5) in the Central Texas area including New Braunfels; and twelve (12) in the Houston area including The Woodlands and Huntsville. As of June 30, 2013, FVNB, on a consolidated basis, reported total assets of $2.417 billion, total loans of $1.648 billion and total deposits of $2.150 billion.

Under the terms of the definitive agreement, Prosperity will issue approximately 5,570,818 shares of Prosperity common stock plus $91.250 million in cash for all outstanding shares of FVNB Corp. capital stock, subject to certain conditions and potential adjustments. The transaction is subject to customary closing conditions, including the receipt of customary regulatory approvals and approval by FVNB's shareholders.

Acquisition of Coppermark Bancshares, Inc.

On April 1, 2013, Prosperity completed the previously announced acquisition of Coppermark Bancshares, Inc. and its wholly-owned subsidiary, Coppermark Bank ("Coppermark") headquartered in Oklahoma City, Oklahoma. Coppermark operated nine (9) full-service banking offices; six (6) in Oklahoma City, Oklahoma and surrounding areas and three (3) in the Dallas, Texas area. As of March 31, 2013, Coppermark reported, on a consolidated basis, total assets of $1.2 billion, total loans of $847.6 million and total deposits of $1.1 billion.

Pursuant to the terms of the acquisition agreement, Prosperity issued 3,258,718 shares of Prosperity common stock plus $60.0 million in cash for all outstanding shares of Coppermark Bancshares capital stock, which resulted in a premium of $91.7 million.

Acquisition of East Texas Financial Services, Inc.

On January 1, 2013, Prosperity completed the previously announced acquisition of East Texas Financial Services, Inc. (OTC BB: FFBT) and its wholly-owned subsidiary, First Federal Bank Texas ("Firstbank"). Firstbank operated four (4) banking offices in the Tyler MSA, including three locations in Tyler, Texas and one location in Gilmer, Texas. As of December 31, 2012, East Texas Financial Services reported, on a consolidated basis, total assets of $165.0 million, total loans of $129.3 million and total deposits of $112.3 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 530,940 shares of Prosperity common stock for all outstanding shares of East Texas Financial Services capital stock, which resulted in a premium of $7.0 million.

Acquisition of Community National Bank

On October 1, 2012, Prosperity completed the previously announced acquisition of Community National Bank, Bellaire, Texas. Community National operated one (1) banking office in Bellaire, Texas, in the Houston Metropolitan Area. As of September 30, 2012, Community National reported total assets of $183.0 million, total loans of $68.0 million and total deposits of $164.6 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 372,282 shares of Prosperity common stock plus $11.4 million in cash for all outstanding shares of Community National capital stock, which resulted in a premium of $10.6 million.

Acquisition of American State Financial Corporation

On July 1, 2012, Prosperity completed the previously announced acquisition of American State Financial Corporation and its wholly-owned subsidiary American State Bank. American State Bank operated thirty-seven (37) full-service banking offices in eighteen (18) counties across West Texas. As of June 30, 2012, ASB, on a consolidated basis, reported total assets of $3.2 billion, total loans of $1.2 billion and total deposits of $2.5 billion.

Pursuant to the terms of the acquisition agreement, Prosperity issued 8,524,835 shares of Prosperity common stock plus $178.5 million in cash for all outstanding shares of American State Financial Corporation capital stock, which resulted in a premium of $240.4 million.

Acquisition of The Bank Arlington

On April 1, 2012, Prosperity completed the previously announced acquisition of The Bank Arlington. The Bank Arlington operated one (1) banking office in Arlington, Texas, in the Dallas/Fort Worth CMSA. As of March 31, 2012, The Bank Arlington reported total assets of $37.3 million, total loans of $22.8 million and total deposits of $33.2 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 135,389 shares of Prosperity common stock for all outstanding shares of The Bank Arlington capital stock, which resulted in a premium of $2.8 million.

Prosperity Bancshares, Inc. ®

Prosperity Bancshares Inc. ® is a $16.271 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at http://www.prosperitybankusa.com, Retail Brokerage Services, MasterMoney Debit Cards, 24 hour voice response banking, Trust and Wealth Management; and Mobile Banking. Prosperity now operates two hundred nineteen (219) full-service banking locations; fifty-eight (58) in the Houston area; twenty (20) in the South Texas area including Corpus Christi and Victoria; thirty-five (35) in the Dallas/Fort Worth area; twenty-two (22) in the East Texas area; thirty-four (34) in the Central Texas area including Austin and San Antonio; thirty-four (34) in the West Texas area including Lubbock, Midland-Odessa and Abilene; ten (10) in the Bryan/College Station area and six (6) in the Central Oklahoma area.

Bryan/College Station Area -	Midway	First Colony	Goliad
	Plano	Gessner	Kingsville
Bryan	Preston Forest	Gladebrook	Mathis
Bryan-East	Preston Road	Heights	Padre Island
Bryan-North	Red Oak	Highway 6 West	Palacios
Caldwell	Sachse	Hillcroft	Port Lavaca
College Station	The Colony	Little York	Portland
Greens Prairie	Turtle Creek	Medical Center	Rockport
Madisonville	Westmoreland	Memorial Drive	Sinton
Navasota		Northside	Victoria
Rock Prairie	Fort Worth -	Pasadena	Victoria-North
Wellborn Road	Haltom City	Pecan Grove
	Keller	Piney Point	West Texas Area -
Central Texas Area -	Roanoke	River Oaks
	Stockyards	Royal Oaks	Abilene -
Austin -		Sugar Land	Antilley Road
183	Other Dallas/Fort Worth Locations -	SW Medical Center	Barrow Street
Allandale	Arlington	Tanglewood	Cypress Street
Cedar Park	Azle	Uptown	Judge Ely
Congress	Ennis	Waugh Drive	Mockingbird
Lakeway	Gainesville	West University
Liberty Hill	Glen Rose	Woodcreek	Lubbock -
Northland	Granbury		4th Street
Oak Hill	Mesquite	Other Houston Area Locations -	66th Street
Parmer Lane	Muenster	Angleton	82nd Street
Research Blvd	Sanger	Bay City	86th Street
Westlake	Waxahachie	Beaumont	98th Street
	Weatherford	Cinco Ranch	Avenue Q
Other Central Texas Locations -		Cleveland	North University
Bastrop	East Texas Area -	East Bernard	Texas Tech Student Union
Cuero		El Campo
Dime Box	Athens	Dayton	Midland -
Dripping Springs	Blooming Grove	Galveston	Wadley
Elgin	Canton	Groves	Wall Street
Flatonia	Carthage	Hempstead
Georgetown	Corsicana	Hitchcock	Odessa -
Gonzales	Crockett	Katy	Grandview
Hallettsville	Eustace	Liberty	Grant
Kingsland	Gilmer	Magnolia	Kermit Highway
La Grange	Grapeland	Mont Belvieu	Parkway
Lexington	Gun Barrel City	Nederland
New Braunfels	Jacksonville	Needville	Other West Texas Locations -
Pleasanton	Kerens	Shadow Creek	Big Spring
Round Rock	Longview	Sweeny	Brownfield
San Antonio	Mount Vernon	Tomball	Brownwood
Schulenburg	Palestine	Waller	Cisco
Seguin	Rusk	West Columbia	Comanche
Smithville	Seven Points	Wharton	Early
Thorndale	Teague	Winnie	Floydada
Weimar	Tyler-Beckham	Wirt	Gorman
Yoakum	Tyler-South Broadway		Levelland
Yorktown	Tyler-University	South Texas Area -	Littlefield
	Winnsboro		Merkel
Dallas/Fort Worth Area -		Corpus Christi -	Plainview
	Houston Area -	Airline	San Angelo
Dallas -		Carmel	Slaton
Abrams Centre	Houston -	Northwest	Snyder
Balch Springs	Aldine	Saratoga
Camp Wisdom	Allen Parkway	Water Street	Oklahoma
Cedar Hill	Bellaire		23rd Street
Dallas – Central Expressway	Beltway	Other South Texas Locations -	Edmond
Frisco	Clear Lake	Alice	Expressway
Frisco-West	Copperfield	Aransas Pass	I-240
Independence	Cypress	Beeville	Memorial
Kiest	Downtown	Edna	Norman
McKinney	Eastex
McKinney-Stonebridge	Fairfield

In connection with the proposed merger of FVNB Corp. into Prosperity Bancshares, Prosperity Bancshares will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of FVNB Corp. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of FVNB Corp. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FVNB CORP. AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity's telephone number is (281) 269-7199.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Prosperity's Annual Report on Form 10-K for the year ended December 31, 2012 and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares® may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
Balance Sheet Data
(at period end)
Total loans	$ 6,172,483	$ 5,263,024	$ 5,179,940	$ 5,079,103	$ 3,950,332
Investment securities(A)	8,017,884	7,985,811	7,442,065	6,799,513	5,400,044
Federal funds sold	606	835	352	302	133
Allowance for credit losses	(56,176)	(55,049)	(52,564)	(50,927)	(50,382)
Cash and due from banks	250,542	180,577	325,952	207,650	152,678
Goodwill	1,350,834	1,235,743	1,217,162	1,200,098	932,965
Core deposit intangibles	26,688	26,514	26,159	28,092	17,706
Other real estate	10,244	9,913	7,234	8,846	10,236
Fixed assets, net	227,455	206,829	205,268	201,445	166,273
Other assets	270,158	227,117	232,005	237,997	157,366
Total assets	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119	$ 10,737,351

Demand deposits	$ 3,283,082	$ 2,995,828	$ 3,016,205	$ 2,827,748	$ 2,083,910
Interest bearing deposits	9,225,568	8,717,639	8,625,639	8,126,849	6,310,672
Total deposits	12,508,650	11,713,467	11,641,844	10,954,597	8,394,582
Securities sold under repurchase agreements	481,170	470,241	454,502	443,856	122,743
Federal funds purchased and other borrowings	781,215	576,768	256,753	112,017	437,278
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	69,346	86,328	56,030	78,418	53,876
Total liabilities	13,925,436	12,931,859	12,494,184	11,673,943	9,093,534
Shareholders' equity(B)	2,345,282	2,149,455	2,089,389	2,038,176	1,643,817
Total liabilities and equity	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119	$ 10,737,351

(A) Includes $9,724, $12,054, $13,824, $16,991 and $17,709, in unrealized gains on available for sale securities for the quarterly periods ending June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012,  respectively.

(B) Includes $6,321, $7,835, $8,986, $11,044 and $11,511, in after-tax unrealized gains on available for sale securities for the quarterly periods ending June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Three Months Ended					Year-to-Date
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Income Statement Data
Interest income:
Loans	$ 89,842	$ 81,464	$ 82,727	$ 80,587	$ 54,793	$ 171,306	$ 108,010
Securities(C)	39,384	36,548	34,956	37,025	38,072	75,932	76,393
Federal funds sold and other earning assets	76	19	36	21	9	95	87
Total interest income	129,302	118,031	117,719	117,633	92,874	247,333	184,490

Interest expense:
Deposits	9,170	8,690	8,217	9,395	8,083	17,860	16,874
Junior subordinated debentures	606	605	631	651	648	1,211	1,311
Securities sold under repurchase agreements	312	292	294	315	59	604	96
Other borrowings	472	362	276	379	418	834	697
Total interest expense	10,560	9,949	9,418	10,740	9,208	20,509	18,978
Net interest income	118,742	108,082	108,301	106,893	83,666	226,824	165,512
Provision for credit losses	2,550	2,800	3,550	1,800	600	5,350	750
Net interest income after provision for credit losses	116,192	105,282	104,751	105,093	83,066	221,474	164,762

Noninterest income:
Nonsufficient funds (NSF) fees	8,346	8,509	9,292	9,265	5,167	16,855	10,556
Debit card and ATM card income	7,007	6,487	6,683	6,246	4,292	13,494	8,128
Service charges on deposit accounts	3,304	2,931	2,877	3,362	2,432	6,235	4,873
Trust income	896	1,017	915	831	-	1,913	-
Mortgage income	1,567	991	1,120	1,437	65	2,558	124
Bank owned life insurance income	932	776	1,242	736	345	1,708	694
Net (loss) gain on sale of assets	(180)	1	(244)	(50)	70	(179)	63
Net gain (loss) on sale of other real estate	237	(105)	(113)	(597)	(165)	132	253
Other noninterest income	3,165	2,834	2,334	2,598	1,450	5,999	2,910
Total noninterest income	25,274	23,441	24,106	23,828	13,656	48,715	27,601

Noninterest expense:
Salaries and benefits	37,517	33,209	31,980	36,701	23,572	70,726	46,824
Core deposit intangibles amortization	1,341	1,755	1,932	2,007	1,595	3,096	3,290
Net occupancy and equipment	4,669	4,278	4,812	4,614	3,492	8,947	7,049
Depreciation	2,464	2,378	2,491	2,369	2,028	4,842	4,063
Debit card, data processing and software amortization	3,249	2,570	3,106	2,901	1,906	5,819	3,438
Regulatory assessments and FDIC insurance	2,579	2,395	2,365	2,107	1,659	4,974	3,207
Communications (includes telephone, courier and postage)	2,410	2,196	2,381	2,226	1,802	4,606	3,550
Other real estate expense	237	223	465	271	383	460	1,074
Other non-interest expense	6,834	6,763	7,436	7,046	4,351	13,597	8,752
Total non-interest expense	61,300	55,767	56,968	60,242	40,788	117,067	81,247
Net income before taxes	80,166	72,956	71,889	68,679	55,934	153,122	111,116
Federal income taxes	26,322	23,651	23,623	22,503	18,962	49,973	37,657
Net income available to common shareholders	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 36,972	$ 103,149	$ 73,459

(C) Interest income on securities was reduced by net premium amortization of $18,838, $22,710, $23,992, $21,423 and $11,755 for the three month periods ended June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012, respectively, and $41,548 and $21,474 for the six month periods ended June 30, 2013 and 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended					Year-to-Date
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Profitability
Net income	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 36,972	$ 103,149	$ 73,459

Basic earnings per share	$ 0.89	$ 0.87	$ 0.86	$ 0.83	$ 0.78	$ 1.76	$ 1.55
Diluted earnings per share	$ 0.89	$ 0.86	$ 0.85	$ 0.82	$ 0.78	$ 1.76	$ 1.55

Return on average assets(D)	1.33%	1.33%	1.36%	1.32%	1.35%	1.33%	1.37%
Return on average common equity(D)	9.27%	9.23%	9.28%	9.10%	9.06%	9.25%	9.10%
Return on average tangible common equity(D) (E)	22.32%	22.30%	22.92%	21.59%	21.70%	22.31%	22.12%
Tax equivalent net interest margin(F)	3.43%	3.42%	3.53%	3.52%	3.55%	3.43%	3.60%
Efficiency ratio(G)	42.51%	42.40%	42.95%	46.07%	41.94%	42.46%	42.09%

Liquidity and Capital Ratios
Equity to assets	14.41%	14.25%	14.33%	14.86%	15.31%	14.41%	15.31%
Tier 1 risk-based capital	14.15%	14.77%	14.40%	14.43%	16.42%	14.15%	16.42%
Total risk-based capital	14.91%	15.61%	15.22%	15.26%	17.49%	14.91%	17.49%
Tier 1 leverage capital	7.07%	7.10%	7.10%	6.92%	7.69%	7.07%	7.69%
Tangible equity to tangible assets(E)	6.50%	6.42%	6.34%	6.49%	7.08%	6.50%	7.08%

Other Data
Shares used in computed earnings per share
Basic	60,250	56,988	56,427	55,958	47,456	58,629	47,347
Diluted	60,394	57,134	56,554	56,093	47,608	58,774	47,508
Period end shares outstanding	60,315	57,014	56,447	56,058	47,474	60,315	47,474
Cash dividends paid per common share	$ 0.2150	$ 0.2150	$ 0.2150	$ 0.1950	$ 0.1950	$ 0.4300	$ 0.3900
Book value per share	$ 38.88	$ 37.70	$ 37.02	$ 36.36	$ 34.63	$ 38.88	$ 34.63
Tangible book value per share(E)	$ 16.05	$ 15.56	$ 14.99	$ 14.45	$ 14.60	$ 16.05	$ 14.60

Common Stock Market Price
High	$ 52.38	$ 47.56	$ 43.54	$ 45.40	$ 47.31	$ 52.38	$ 47.66
Low	44.33	42.38	38.56	38.90	39.87	42.38	39.66
Period end market price	51.79	47.39	42.00	42.62	42.03	51.79	42.03
Employees – FTE	2,496	2,304	2,266	2,260	1,666	2,496	1,666
Number of banking centers	219	224	217	213	176	219	176

(D) Interim periods annualized.
(E) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.
(F) Net interest margin for all periods presented is calculated on an actual 365 day basis or 366 day basis.

(G) Calculated by dividing total non-interest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets and securities.  Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Jun 30, 2013				Mar 31, 2013				Jun 30, 2012
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate

Interest-Earning Assets:
Loans	$ 6,114,598	$ 89,842	5.89%		$ 5,263,784	$ 81,464	6.28%		$ 3,914,352	$ 54,793	5.63%
Investment securities	7,964,157	39,384	1.98%	(H)	7,755,567	36,548	1.91%	(H)	5,635,810	38,072	2.70%	(H)
Federal funds sold and other earning assets	35,113	76	0.87%		34,793	19	0.22%		20,916	9	0.17%
Total interest earning assets	14,113,868	$ 129,302	3.67%		13,054,144	$ 118,031	3.67%		9,571,078	$ 92,874	3.90%
Allowance for credit losses	(57,754)				(53,242)				(50,746)
Noninterest-earning assets	2,114,816				1,849,461				1,398,857
Total assets	$ 16,170,930				$ 14,850,363				$ 10,919,189

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$ 2,580,750	$ 2,100	0.33%		$ 2,659,489	$ 2,210	0.34%		$ 1,706,176	$ 2,089	0.49%
Savings and money market deposits	4,261,466	3,172	0.30%		3,790,416	2,829	0.30%		2,779,524	2,444	0.35%
Certificates and other time deposits	2,543,895	3,898	0.61%		2,370,499	3,651	0.62%		1,880,096	3,550	0.76%
Securities sold under repurchase agreements	471,430	312	0.27%		448,542	292	0.26%		98,968	59	0.24%

Federal funds purchased and other borrowings	541,034	472	0.35%		358,120	362	0.41%		610,499	418	0.28%
Junior subordinated debentures	85,055	606	2.86%		85,055	605	2.88%		85,055	648	3.06%
Total interest-bearing liabilities	10,483,630	10,560	0.40%	(I)	9,712,121	9,949	0.42%	(I)	7,160,318	9,208	0.52%	(I)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	3,295,211				2,939,621				2,069,965
Other liabilities	69,741				62,716				56,742
Total liabilities	13,848,582				12,714,458				9,287,025
Shareholders' equity	2,322,348				2,135,905				1,632,164
Total liabilities and shareholders' equity	$ 16,170,930				$ 14,850,363				$ 10,919,189

Net interest income and margin		$ 118,742	3.37%			$ 108,082	3.36%			$ 83,666	3.52%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		2,063				2,125				832

Net interest income and margin (tax equivalent basis)		$ 120,805	3.43%			$ 110,207	3.42%			$ 84,498	3.55%

(H) Yield on securities was impacted by net premium amortization of $18,838, $22,710 and $11,755 for the three month periods ended June 30, 2013, March 31, 2013, and June 30, 2012, respectively.
(I) Total cost of funds, including non-interest bearing deposits, was 0.31%, 0.32% and 0.40% for the three months ended June 30, 2013, March 31, 2013 and June 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	Jun 30, 2013				Jun 30, 2012
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate

Interest-Earning Assets:
Loans	$ 5,691,541	$171,306	6.07%		$ 3,866,672	$108,010	5.62%
Investment securities	7,860,438	75,932	1.95%	(J)	5,414,033	76,393	2.82%	(J)
Federal funds sold and other earning assets	34,954	95	0.55%		73,536	87	0.24%
Total interest-earning assets	13,586,933	$247,333	3.67%		9,354,241	$184,490	3.97%
Allowance for credit losses	(55,513)				(51,174)
Noninterest-earning assets	1,982,871				1,403,182
Total assets	$ 15,514,291				$ 10,706,249

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$ 2,619,902	$ 4,309	0.33%		$ 1,700,208	$ 4,152	0.49%
Savings and money market deposits	4,027,242	6,001	0.30%		2,785,936	5,033	0.36%
Certificates and other time deposits	2,457,676	7,550	0.62%		1,925,584	7,689	0.80%
Securities sold under repurchase agreements	460,049	604	0.26%		76,136	96	0.25%
Federal funds purchased and other borrowings	450,082	834	0.37%		441,630	697	0.32%
Junior subordinated debentures	85,055	1,211	2.87%		85,055	1,311	3.10%
Total interest bearing liabilities	10,100,006	20,509	0.41%	(K)	7,014,549	18,978	0.54%	(K)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	3,118,400				2,020,453
Other liabilities	66,251				57,523
Total liabilities	13,284,657				9,092,525
Shareholders' equity	2,229,634				1,613,724
Total liabilities and shareholders' equity	$ 15,514,291				$ 10,706,249

Net interest income and margin		$226,824	3.37%			$165,512	3.56%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		4,188				1,728

Net interest income and margin (tax equivalent basis)		$231,012	3.43%			$167,240	3.60%

(J) Yield on securities was impacted by net premium amortization of $41,548 and $21,474 for the six month periods ended June 30, 2013 and June 30, 2012, respectively.
(K) Total cost of funds, including non-interest bearing deposits, was 0.31% and 0.42% for the six months ended June 30, 2013, and June 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended						Year-to-Date
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012		Jun 30, 2013	Jun 30, 2012

Adjustment to Loan Yield (L)
Interest on loans, as reported	$ 89,842	$ 81,464	$ 82,727	$ 80,587	$ 54,793		$ 171,306	$ 108,010
Less: Purchase accounting adjustment-loan discount accretion	(12,031)	(14,292)	(14,523)	(11,188)	(756)		(26,323)	(701)
Interest on loans without discount accretion	$ 77,811	$ 67,172	$ 68,204	$ 69,399	$ 54,037		$ 144,983	$ 107,309
Average loans	$ 6,114,598	$ 5,263,784	$ 5,140,163	$ 5,169,101	$ 3,914,352		$ 5,691,541	$ 3,866,672
Loan yield without discount accretion	5.10%	5.18%	5.28%	5.34%	5.55%		5.14%	5.58%
Loan yield, as reported	5.89%	6.28%	6.40%	6.20%	5.63%		6.07%	5.62%

	Three Months Ended						Year-to-Date
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012		Jun 30, 2013	Jun 30, 2012

Adjustment to Securities Yield (L)
Interest on securities, as reported	$ 39,384	$ 36,548	$ 34,956	$ 37,025	$ 38,072		$ 75,932	$ 76,393
Add: Purchase accounting adjustment-securities amortization	2,599	3,106	3,540	3,451	-		5,705	-
Interest on securities including amortization	$ 41,983	$ 39,654	$ 38,496	$ 40,476	$ 38,072		$ 81,637	$ 76,393
Average securities	$ 7,964,157	$ 7,755,567	$ 7,228,418	$ 7,106,871	$ 5,635,810		$ 7,860,438	$ 5,414,033
Securities yield without purchase accounting adjustment	2.11%	2.07%	2.12%	2.28%	2.72%		2.09%	2.82%
Securities yield, as reported	1.98%	1.91%	1.92%	2.08%	2.70%		1.95%	2.82%

Net Interest Margin (tax equivalent basis, excluding
purchase accounting adjustments to yield)	3.09%	3.08%	3.18%	3.16%	3.52%		3.12%	3.60%

Net Interest Margin (tax equivalent basis), as reported	3.43%	3.42%	3.53%	3.52%	3.55%		3.43%	3.60%

Net income available to common shareholders, as reported	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 36,972		$ 103,149	$ 73,459
Less: Purchase accounting adjustments, net of tax (M)	(6,319)	(7,606)	(7,469)	(5,261)	(514)		(13,925)	(477)
Net income available to common shareholders, adjusted	$ 47,525	$ 41,699	$ 40,797	$ 40,915	$ 36,458		$ 89,224	$ 72,982

	Acquired Loans Accounted for Under ASC 310-20		Acquired Loans Accounted for Under ASC 310-30		Total Loans Accounted for Under ASC 310-20 and 310-30
	Balance at Acquisition Date	Remaining Balance at June 30, 2013	Balance at Acquisition Date	Remaining Balance at June 30, 2013	Balance at Acquisition Date		Remaining Balance at June 30, 2013
Loan marks:
Previously acquired banks (N)	$ 81,328	$ 37,832	$ 28,764	$ 22,989	$ 110,092		$ 60,821
2013 acquisitions (O)	29,440	24,695	23,414	22,571	52,854		47,266
Total	$ 110,768	$ 62,527	$ 52,178	$ 45,560	$ 162,946		$ 108,087

Acquired portfolio loan balances:
Previously acquired banks (N)	$ 1,298,380	$ 653,945	$ 57,979	$ 43,505	$ 1,356,359		$ 697,450
2013 acquisitions (O)	939,804	775,372	54,083	53,754	993,887		829,126
Total	$ 2,238,184	$ 1,429,317	$ 112,062	$ 97,259	$ 2,350,246	(P)	$ 1,526,576

(L) Non-GAAP financial measure.
(M) Using effective tax rate.
(N) Includes Bank of Texas, Bank Arlington, ASB and Community National which were acquired in 2012.
(O) Includes East Texas Financial Services and Coppermark Bank.
(P) Actual principal balances acquired.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)

	Three Months Ended
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
YIELD TREND

Interest-Earning Assets:
Loans	5.89%	6.28%	6.40%	6.20%	5.63%
Investment securities (Q)	1.98%	1.91%	1.92%	2.08%	2.70%
Federal funds sold and other earning assets	0.87%	0.22%	0.19%	0.16%	0.17%
Total interest-earning assets	3.67%	3.67%	3.76%	3.80%	3.90%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.33%	0.34%	0.31%	0.41%	0.49%
Savings and money market deposits	0.30%	0.30%	0.29%	0.34%	0.35%
Certificates and other time deposits	0.61%	0.62%	0.64%	0.69%	0.76%
Securities sold under repurchase agreements	0.27%	0.26%	0.25%	0.29%	0.24%
Federal funds purchased and other borrowings	0.35%	0.41%	0.40%	0.29%	0.28%
Junior subordinated debentures	2.86%	2.88%	2.95%	3.04%	3.06%
Total interest-bearing liabilities	0.40%	0.42%	0.41%	0.47%	0.52%

Net Interest Margin	3.37%	3.36%	3.46%	3.45%	3.52%
Net Interest Margin (tax equivalent)	3.43%	3.42%	3.53%	3.52%	3.55%

(Q) Yield on securities was impacted by net premium amortization of $18,838, $22,710, $23,992, $21,423 and $11,755 for the three month periods ended June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Three Months Ended
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
Balance Sheet Averages
Total loans	$ 6,114,598	$ 5,263,784	$ 5,140,163	$ 5,169,101	$ 3,914,352
Investment securities	7,964,157	7,755,567	7,228,418	7,106,871	5,635,810
Federal funds sold and other earning assets	35,113	34,793	75,135	53,111	20,916
Total interest-earning assets	14,113,868	13,054,144	12,443,716	12,329,083	9,571,078
Allowance for credit losses	(57,754)	(53,242)	(50,775)	(53,944)	(50,746)
Cash and due from banks	279,271	206,990	198,797	206,124	134,055
Goodwill	1,331,568	1,226,332	1,211,596	1,157,330	932,112
Core Deposit Intangibles (CDI)	25,893	25,244	27,108	17,280	18,465
Other real estate	19,605	11,789	9,571	11,600	10,178
Fixed assets, net	223,769	207,517	206,869	192,542	165,784
Other assets	234,710	171,589	190,815	145,244	138,263
Total assets	$ 16,170,930	$ 14,850,363	$ 14,237,697	$ 14,005,259	$ 10,919,189

Noninterest-bearing deposits	$ 3,295,211	$ 2,939,621	$ 2,963,998	$ 2,760,405	$ 2,069,965
Interest-bearing demand deposits	2,580,750	2,659,489	2,328,969	2,181,928	1,706,176
Savings and money market deposits	4,261,466	3,790,416	3,600,109	3,516,601	2,779,524
Certificates and other time deposits	2,543,895	2,370,499	2,366,155	2,387,279	1,880,096
Total deposits	12,681,322	11,760,025	11,259,231	10,846,213	8,435,761
Securities sold under repurchase agreements	471,430	448,542	459,998	438,410	98,968
Federal funds purchased and other borrowings	541,034	358,120	272,239	512,739	610,499
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	69,741	62,716	80,085	92,873	56,742
Shareholders' equity	2,322,348	2,135,905	2,081,089	2,029,969	1,632,164
Total liabilities and equity	$ 16,170,930	$ 14,850,363	$ 14,237,697	$ 14,005,259	$ 10,919,189

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Jun 30, 2013		Mar 31, 2013		Dec 31, 2012		Sep 30, 2012		Jun 30, 2012
Period End Balances

Loan Portfolio
Commercial and other	$ 999,677	16.2%	$ 760,531	14.5%	$ 798,882	15.4%	$ 792,247	15.6%	$ 491,907	12.5%
Construction	694,585	11.3%	575,307	10.9%	550,768	10.6%	496,417	9.8%	466,884	11.8%
1-4 family residential	1,452,268	23.6%	1,338,936	25.5%	1,255,765	24.3%	1,213,872	23.9%	1,084,936	27.4%
Home equity	208,739	3.4%	203,815	3.9%	186,801	3.6%	183,844	3.6%	154,147	3.9%
Commercial real estate	2,390,820	38.6%	1,993,518	37.8%	1,990,642	38.4%	1,976,112	38.9%	1,484,787	37.6%
Agriculture (includes farmland)	314,945	5.1%	286,789	5.4%	285,637	5.5%	304,134	6.0%	192,462	4.9%
Consumer	111,449	1.8%	104,128	2.0%	111,445	2.2%	112,477	2.2%	75,209	1.9%
Total loans	$ 6,172,483		$ 5,263,024		$ 5,179,940		$ 5,079,103		$ 3,950,332

Deposit Types
Noninterest-bearing DDA	$ 3,283,082	26.2%	$ 2,995,828	25.6%	$ 3,016,205	25.9%	$ 2,827,748	25.8%	$ 2,083,910	24.8%
Interest-bearing DDA	2,483,428	19.9%	2,521,998	21.5%	2,626,331	22.6%	2,208,568	20.2%	1,684,492	20.1%
Money Market	2,868,880	22.9%	2,509,501	21.4%	2,362,454	20.3%	2,303,680	21.0%	2,206,220	26.3%
Savings	1,371,214	11.0%	1,345,044	11.5%	1,293,552	11.1%	1,276,271	11.7%	581,480	6.9%
Certificates and other time deposits	2,502,046	20.0%	2,341,096	20.0%	2,343,302	20.1%	2,338,330	21.3%	1,838,480	21.9%
Total deposits	$ 12,508,650		$ 11,713,467		$ 11,641,844		$ 10,954,597		$ 8,394,582

Loan to Deposit Ratio	49.3%		44.9%		44.5%		46.4%		47.1%

Construction Loans
Single family residential construction	$ 234,257	32.9%	$ 177,218	30.6%	$ 161,401	29.2%	$ 150,959	30.1%	$ 143,600	30.8%
Land development	63,857	9.0%	42,520	7.4%	42,199	7.6%	38,075	7.6%	39,704	8.5%
Raw land	59,701	8.4%	46,672	8.1%	58,794	10.6%	47,620	9.5%	51,070	10.9%
Residential lots	91,018	12.8%	93,598	16.2%	92,697	16.8%	97,445	19.4%	86,201	18.5%
Commercial lots	60,960	8.6%	64,394	11.2%	63,716	11.5%	63,418	12.7%	49,454	10.6%
Commercial construction and other	200,633	28.3%	153,047	26.5%	134,427	24.3%	103,677	20.7%	96,855	20.7%
Net unaccreted discount	(15,841)		(2,142)		(2,466)		(4,777)		-
Total construction loans	$ 694,585		$ 575,307		$ 550,768		$ 496,417		$ 466,884

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012

Asset Quality
Nonaccrual loans	$ 4,295	$ 7,529	$ 5,382	$ 5,063	$ 1,624
Accruing loans 90 or more days past due	325	642	331	132	-
Total non-performing loans	4,620	8,171	5,713	5,195	1,624
Repossessed assets	-	49	68	10	13
Other real estate	10,244	9,913	7,234	8,846	10,236
Total nonperforming assets	$ 14,864	$ 18,133	$ 13,015	$ 14,051	$ 11,873

Nonperforming assets:
Commercial	$ 1,191	$ 3,896	$ 1,568	$ 1,599	$ 394
Construction	5,898	3,678	3,522	3,182	4,056
1-4 family (including home equity)	2,112	3,746	3,081	3,089	2,284
Commercial real estate (including multi-family)	4,330	5,533	2,608	4,671	5,077
Agriculture	1,213	1,183	1,463	1,476	44
Consumer and other	120	97	773	34	18
Total	$ 14,864	$ 18,133	$ 13,015	$ 14,051	$ 11,873

Number of loans/properties	123	124	116	119	88

Allowance for credit losses at end of period	$ 56,176	$ 55,049	$ 52,564	$ 50,927	$ 50,382

Net charge-offs:
Commercial	$ 148	$ 59	$ 205	$ (511)	$ 180
Construction	124	(56)	21	155	1,179
1-4 family (including home equity)	35	102	65	251	90
Commercial real estate (including multi-family)	801	(57)	1,012	800	296

Agriculture	13	(7)	70	(30)	(3)
Consumer and other	302	274	540	590	118
Total	$ 1,423	$ 315	$ 1,913	$ 1,255	$ 1,860

Asset Quality Ratios
Nonperforming assets to average earning assets	0.11%	0.14%	0.10%	0.11%	0.12%
Nonperforming assets to loans and other real estate	0.24%	0.34%	0.25%	0.28%	0.30%
Net charge-offs to average loans (annualized)	0.09%	0.02%	0.15%	0.08%	0.20%
Allowance for credit losses to total loans	0.91%	1.05%	1.01%	1.00%	1.28%
Allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30) (E)	1.18%	1.25%	1.22%	1.27%	N/A

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data (Unaudited)
(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity's financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting Prosperity's business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

	Three Months Ended					Year-to-Date
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Return on average tangible common equity:
Net income	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 36,972	$ 103,149	$ 73,459
Average shareholders' equity	$ 2,322,348	$ 2,135,905	$ 2,081,089	$ 2,029,969	$ 1,632,164	$ 2,229,634	$ 1,613,724
Less: Average goodwill and other intangible assets	(1,357,461)	(1,251,576)	(1,238,704)	(1,174,610)	(950,577)	(1,304,811)	(949,548)
Average tangible shareholders' equity	$ 964,887	$ 884,329	$ 842,385	$ 855,359	$ 681,587	$ 924,823	$ 664,176
Return on average tangible common equity:	22.32%	22.30%	22.92%	21.59%	21.70%	22.31%	22.12%

Tangible book value per share:
Shareholders' equity	$ 2,345,282	$ 2,149,455	$ 2,089,389	$ 2,038,176	$ 1,643,817	$ 2,345,282	$ 1,643,817
Less: Goodwill and other intangible assets	(1,377,522)	(1,262,257)	(1,243,321)	(1,228,190)	(950,671)	(1,377,522)	(950,671)
Tangible shareholders' equity	$ 967,760	$ 887,198	$ 846,068	$ 809,986	$ 693,146	$ 967,760	$ 693,146

Period end shares outstanding	60,315	57,014	56,447	56,058	47,474	60,315	47,474
Tangible book value per share:	$ 16.05	$ 15.56	$ 14.99	$ 14.45	$ 14.60	$ 16.05	$ 14.60

Tangible equity to tangible assets ratio:
Tangible shareholders' equity	$ 967,760	$ 887,199	$ 846,068	$ 809,986	$ 693,146	$ 967,760	$ 693,146

Total assets	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119	$ 10,737,351	$ 16,270,718	$ 10,737,351
Less: Goodwill and other intangible assets	(1,377,522)	(1,262,257)	(1,243,321)	(1,228,190)	(950,671)	(1,377,522)	(950,671)
Tangible assets	$ 14,893,196	$ 13,819,057	$ 13,340,252	$ 12,483,929	$ 9,786,680	$ 14,893,196	$ 9,786,680

Tangible equity to tangible assets ratio:	6.50%	6.42%	6.34%	6.49%	7.08%	6.50%	7.08%

Prosperity Bancshares, Inc.® Notes to Selected Financial Data (Unaudited) (Dollars in thousands)

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
Allowance for credit losses to total loans, excluding acquired loans:
Allowance for credit losses	$ 56,176	$ 55,049	$ 52,564
Total loans	$ 6,172,483	$ 5,263,024	$ 5,179,940
Less: Fair value of acquired loans accounted for under ASC
Topics 310-20 and 310-30 (does not include new production)	$ 1,418,489	$ 853,751	$ 887,953
Total loans less acquired loans	$ 4,753,994	$ 4,409,273	$ 4,291,987
Allowance for credit losses to total loans, excluding acquired loans (non-GAAP basis)	1.18%	1.25%	1.22%

CONTACT: David Zalman Chairman and Chief Executive Officer of Prosperity Bancshares, Inc.®, 281.269.7199, david.zalman@prosperitybankusa.com